SMI Products, Inc.
122 Ocean Park Blvd.
Suite 307
Santa Monica, CA 90405.
Tel. (310) 396-1691

November 9, 2006.

By EDGAR Transmission and by Hand Delivery

Raquel Howard
Staff Accountant
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re: SMI Products, Inc.
Item 4.01 Form 8-K
Filed November 8, 2006
File No. 3-55166

Ladies and Gentlemen:

On behalf of SMI Products, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated November 9, 2006, providing the Staff’s comments with respect to the above referenced Form 8-K Current Report (the “Report”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

1.
We note your disclosure that you will discontinue the services of Amisano Hanson Chartered Accountants. This statement appears inconsistent with your disclosure that you have dismissed your former accountant. Please revise your disclosure to clarify your statement and disclose the specific date the former accountant was dismissed as required by Item 304(a)(1)(i) of Regulation S-B.

COMPANY RESPONSE. We have revised our disclosure to consistently state that Amisano Hanson was dismissed and we have stated that such dismissal took place on October 31, 2006.

2.
We note that that the former accountant audited your financial statements for the two most recent fiscal years ended December 31, 2005 and 2004. Please revise your disclosure to address whether the former accountant's reports on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-B.

U.S. Securities and Exchange Commission
November 9, 2006

COMPANY RESPONSE. We have revised our disclosure to include the disclosures required by Item 304(a)(1)(ii) of Regulation S-B. We have also included the language from Amisano Hanson’s Reports for the years ended December 31, 2004 and December 31, 2005 with respect to their “going concern” opinion.

3.	We note that your disclosure under 4.01(b) refers to the year ended September 30, 2006, rather than the year ended December 31, 2006. Please revise or advise.

COMPANY RESPONSE. We have amended our disclosure to state the “year ending December 31, 2006”.

4.
Please obtain and file an Exhibit 16 letter from the former accountant stating whether the former accountant agrees with your revised Item 304 of Regulation S-B disclosures, or to the extent to which the accountant does not agree.

COMPANY RESPONSE. We have filed as Exhibit 16 a letter from Amisano Hanson with respect to the revised Item 304 disclosures

The Company further acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

SMI PRODUCTS, INC.

By:	/s/ Geoffrey Alison
Geoffrey Alison
Chief Executive Officer.